FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA PROPOSES APPOINTMENT OF ANN CAIRNS AS NON-EXECUTIVE DIRECTOR

AstraZeneca today announced that Ann Cairns will be proposed to shareholders for election as a Non-Executive Director at the Company's Annual General Meeting on 24 April 2014.  On election, the Board proposes appointing Ann to AstraZeneca's Audit Committee.

Leif Johansson, AstraZeneca Chairman, said: "I'm delighted to propose Ann Cairns for election to the AstraZeneca Board.  Ann will bring more than twenty years' in-depth financial and international business experience to the Board and we look forward to welcoming her."

All current Directors will be presenting themselves for re-election, in accordance with AstraZeneca's normal practice, at the Company's AGM.  Subject to shareholder approval, Ann will join the Board with effect from the end of the AGM on 24 April 2014.

There are no directorships to disclose under paragraph (1) and no disclosure obligations arise under paragraphs (2) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules in respect of this proposed appointment.

Ann Cairns - biographical details

Ann Cairns is President, International Markets for MasterCard, responsible for the management of all markets and customer-related activities outside North America.  She is credited with building sustainable, strong growth rates for the company, leading the rollout of innovation, and building new global partnerships with governments, telecommunication companies and organisations such as the World Food Programme.

Ann brings more than 20 years' experience working in senior management positions across Europe and the US, running global retail and investment banking operations.

Prior to joining MasterCard in August 2011, Ann was head of the Financial Industry Group with Alvarez & Marsal in London, where she led the European team managing Lehman Brothers Holdings International through the Chapter 11 process.  Prior to that Ann was CEO, Transaction Banking at ABN AMRO, and spent 15 years in senior operational positions at Citigroup.

At the start of her career, Ann spent time as an award-winning research engineer, culminating as the head of Offshore Engineer - Planning for British Gas.  Managing a team of more than 50 engineers, Ann was the first woman qualified to work offshore in Britain.

Ann received a first class BSc in Pure Mathematics at Sheffield University and an MSc with research into medical statistics from Newcastle University.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler                           +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                         +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                         +44 20 7604 8034 (UK/Global)
Michele Meixell                          +1 302 885 2677 (US)
Jacob Lund                                  +46 8 553 260 20  (Sweden)

Investor Enquiries
Karl Hård                                    +44 20 7604 8123 mob: +44 7789 654364
Colleen Proctor                          + 1 302 886 1842     mob:  +1 302 357 4882
Anthony Brown                        +44 20 7604 8067    mob: +44 7585 404943
Jens Lindberg                            +44 20 7604 8414    mob: +44 7557 319729

20 March 2014

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 20 March 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary